UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corp.
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold.com

________________________________________________________________________________________________

News Release

Evolving Gold Announces Private Placement

Vancouver, British Columbia, December 16, 2005: Evolving Gold Corp. ("Evolving Gold") (CNQ:GOLD) is pleased to announce that it intends to complete a proposed private placement of up to 1,500,000 units (the "Units") at a price of $0.30 CDN per Unit (the "Private Placement"). Each Unit is comprised of one common share and one non-transferable common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one additional common share of Evolving Gold at $0.40 CDN per share for a period of two years from the date of closing of the Private Placement. Evolving Gold will pay a 10% finder's fee in Units or Cash, at the finder's election, on up to one-half the proceeds raised as a result of introductions of qualified parties.

The securities offered as part of the Private Placement will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

The proceeds of this Private Placement will be used to fund exploration activities on Evolving Gold's properties, including the Winnemucca Mountain Property and the Labrador Property.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

ON BEHALF OF EVOLVING GOLD CORP.

/s/ Warren McIntyre

Warren McIntyre
Chief Financial Officer, Corporate
Secretary and Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: December 20, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director